SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-9/A
                                 (RULE 14D-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1


                              GUILFORD MILLS, INC.
                            (Name of Subject Company)

                              GUILFORD MILLS, INC.
                        (Name of Person Filing Statement)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title and Class of Securities)


                                   401794 20 1
                      (CUSIP Number of Class of Securities)


                                 JOHN A. EMRICH
                              GUILFORD MILLS, INC.
                             6001 WEST MARKET STREET
                             GREENSBORO, N.C. 27409
                             TELEPHONE: 336-316-4000
            (Name, Address and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                 WITH COPIES TO:
                             STEPHEN E. JACOBS, ESQ.
                             RAYMOND O. GIETZ, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                            TELEPHONE: (212) 310-8000


------------------
|_| CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

INTRODUCTION

This Amendment amends the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the SEC on March 5, 2004, by Guilford Mills, Inc., a Delaware corporation ("Guilford" or the "Company"). The Schedule 14D-9 relates to the cash tender offer disclosed in the Schedule TO, dated March 5, 2004 (the "Schedule TO"), filed with the Securities and Exchange Commission (the "Commission"), by GMI Merger Corporation, a Delaware corporation ("Purchaser"), and GMI Holding Corporation, a Delaware corporation and sole stockholder of Purchaser ("Parent"), to purchase all of the issued and outstanding shares (the "Shares") of Common Stock not already owned by Parent, Purchaser or any of their affiliates, for an amount equal to $19.00 per share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer").

The information in Schedule 14D-9 is hereby expressly incorporated by reference, except as otherwise set forth below. Capitalized terms used herein but not otherwise defined shall have the meanings given to them in Schedule 14D-9.


ITEM 8. ADDITIONAL INFORMATION.

         On March 8, 2004, the Company sent a letter to all participants in the Company's 401(k) Savings and Investment Plan (the "401(k) Plan") informing them that, if they wish to tender into the Offer any shares of Guilford Common Stock beneficially owned by them, including through the 401(k) Plan, they should carefully read and complete the materials being sent to them. The letter also explains how any cash funds distributed to the participants' 401(k) Plan accounts in connection with the Offer and subsequent Merger, if consummated, would be invested by default without any further instruction by the participant. The letter is included as Exhibit (a)(8) hereto and is incorporated herein by reference.

ITEM 9. EXHIBITS.

            The following Exhibit is filed herewith:

(a)(8) Letter, dated March 8, 2004, to participants in the Company's 401(k) Savings and Investment Plan .

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I hereby certify as of March 8, 2004 that the information set forth in this statement is true, complete and correct.



                                      GUILFORD MILLS, INC.

                                      By: /s/ David H. Taylor
                                          ------------------------------------
                                      Name: David H. Taylor
                                      Title: Chief Financial Officer


Dated: March 8, 2004